[GULFPORT LETTERHEAD]

January 5, 2007

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attn:	Karl Hiller
Nasreen Mohammed

Re:	Gulfport Energy Corporation
Annual Report on Form 10-KSB, File No. 0-19514, filed on March 31, 2006 (the “Form 10-KSB”)
Quarterly Report on Form 10-QSB, File No. 0-19514, filed on November 13, 2006 (“Form 10-QSB”)

Dear Mr. Hiller:

On behalf of Gulfport Energy Corporation, a Delaware corporation (the “Company”), we enclose for filing this letter containing responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated December 12, 2006 (the “Comment Letter”), relating to the Form 10-KSB and the Form 10-QSB. For your convenience, each response is preceded by the Staff’s comment set forth in the Comment Letter to which the response relates.

Form 10-KSB for the Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 23

1.	Comment. Your disclosure states that you capitalized costs associated with workover and recompletion activities on existing wells. Regulation S-X Rule 4-10 (c)(5) requires the expensing of such costs. Please tell us why you believe this does not apply to you.

Response: We believe that we are accounting for activities consistent with Rule 4-10(c)(5) of Regulation S-X. All remedial workovers which only restore, maintain or increase production from an existing completion interval are expensed. Recompletion activities which involve expenditures to move up the well bore and perforate in a new, previously non-producing zone are capitalized. As a result, we are producing oil and natural gas (if applicable) from a new reservoir or fracture. In our disclosure on page 23, the use of the term “workover” in connection with capitalized recompletion activities does not accurately describe our accounting for such activities. We will delete the term “workover” in connection with our disclosure regarding capitalized costs in our future filings.

Securities and Exchange Commission

January 5, 2007

Note 4 – Property and Equipment, page F-12

2.	Comment. We note your disclosure on page F-25 indicating that your estimate of future development and abandonment costs increased from $127 million at December 31, 2004 to $174 million at December 31, 2005. We also see that a large portion of your proved reserves are undeveloped, although you do not show a comparable increase in undeveloped reserves for this period. Tell us the reasons for the increase depicted in your table; please be specific as to the nature of the changes and quantify the various factors involved. Please also submit a schedule showing your computations of DD&A for each period presented in the report, having detail sufficient to show how you have taken into account the property costs capitalized, production levels, reserve estimates and future development costs in arriving at your expense figures for each period. Please reconcile the amounts to those reported in your financial statements.

Response: The increase in the estimates for future development and abandonment costs on page F-25 of the Company’s Form 10-KSB from $128.7 million at December 31, 2004 to $174.4 million at December, 31, 2005 relates to increases in actual costs incurred in connection with our drilling activity. Each year, the Company and its outside engineers (Netherland Sewell and Associates) roll forward our expected remaining drilling activity using updated projected costs based upon information provided by the Company from its historical cost records. During 2004, our average well cost was approximately $555,000 or $105 per foot while in 2005 our average well cost was approximately $1.2 million or $149 per foot. This increase is mainly a result of an approximately 50% increase in drilling rig rates. For example in December 2004, we were paying our drilling contractor $15,600 per day as compared to $23,250 per day during December 2005. Drilling costs represent approximately $119 million of development and abandonment costs at December 31, 2004 and accounts for approximately $42 million of the $46 million increase from 2004 to 2005. Modest increases in equipment and abandonment costs accounts for the remainder of the increase. As requested, we have attached as Exhibit A a schedule showing our calculations of depreciation, depletion and amortization for each period presented in the Company’s Form 10-KSB. These schedules reconcile the amounts to those reported in our financial statements.

Note 5 – Other Assets, page F-13

3.	Comment. We note you purchased a 23.5% ownership interest in Tatex Thailand II LLC in March 2005. Your policy disclosure for investments on page F-8 suggests that you are accounting for this investment under the equity method. However, your supplemental information on oil and gas exploration and production activities on page F-23 does not include any information for equity method investees. It appears the guidance in paragraphs 14(c), 20, 23, 29 and 32 of SFAS 69 would apply.

Response: Our supplemental information on oil and gas exploration and production activities on page F-23 of the Company’s Form 10-KSB does not include the reserve information related to Tatex Thailand II, LLC (“Tatex”) because our ownership interest in

Securities and Exchange Commission

January 5, 2007

the oil and gas reserves in the field is indirect. Tatex owns 8.5% of the outstanding units of APICO, LLC (“APICO”), and Tatex’s investment in APICO is accounted for using the cost method. Since Tatex’s investment in APICO, the entity that is the actual investor in the Thailand gas venture, is an 8.5% cost basis investment by Tatex, we do not believe our equity investment in Tatex is subject to the requirements of paragraphs 14(c), 20, 23, 29 and 32 of SFAS No. 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS 69”). Tatex does not present supplemental information under SFAS 69 since it is not required for cost method investees and does not have access to such information.

Note 13 – Financial Instruments and Hedging Activities, page F-19

4.	Comment. You disclose that 540,000 barrels of estimated future production were hedged at December 31 2005. It would be helpful to have also disclosed the percentage of your estimated production for the coming year that was covered by these fixed-price contracts.

Response: We currently do not have a practice of disclosing projections of production in our filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, we currently do not have any hedges in place for future periods. We note the Staff’s comment, and to the extent we hedge our production in the future, we will review our current practice of not disclosing projections of production in our filings under the Exchange Act.

Note 14 – Related Party Transactions, page F-21

5.	Comment. We note that you are reimbursed for salaries and benefits of certain personnel who perform management and administrative services for affiliate companies. Given that you are utilizing the full cost method of accounting for your oil and gas activities, there are certain limitations on the recognition of income related to contractual services performed on behalf of investors in oil and gas producing activities that are managed by you or an affiliate; or in connection with properties in which you or an affiliate hold an ownership or other economic interest. Tell us how you have evaluated the various facets of your arrangement and the implications of the guidance in Rule 4-10(c)(6)(iv) of Regulation S-X. Modify your disclosure sufficiently to clarify whether the reimbursements also entail a fee for the services that you provide, or if they are set only to recover your costs.

Response: Rule 4-10(c)(6)(iv) of Regulation S-X provides that no income may be recognized from contractual services performed in connection with properties in which the registrant or an affiliate holds an ownership or other economic interest except (A) where the registrant acquires an interest in the properties in connection with the service contract or (B) where the registrant acquired an interest in the properties at least one

Securities and Exchange Commission

January 5, 2007

year before the date of the service contract through transactions unrelated to the service contract, and that interest is unaffected by the service contract. Further, Rule 4-10(c)(6)(iv) of Regulation S-X provides that no income may be recognized for contractual services performed (i) on behalf of investors in oil and gas producing activities managed by the registrant or an affiliate or (ii) to the extent that the consideration received for such services represents an interest in the underlying property. We provide management and administrative services for certain of our affiliates, including accounting, human resources, legal and technical support services, and these services relate to the management of assets owned by our affiliates in which we have no economic interest. With the exception of a small interest in a limited liability company that holds some raw undeveloped acreage, we do not own any direct interests in the assets or properties of the affiliates for which we provide services, and we do not recognize any income related to the costs allocated to such affiliates for the services that we provide. We only allocate the estimated actual costs of the services that we provide to our affiliates and do not include fees or charge other amounts for the services that we provide to our affiliates. In future filings, we will clarify our disclosure by specifying that the services that we provide to our affiliates are solely administrative in nature and for entities in which we have no property interests and the amounts reimbursed to us for such services are for the purpose of recovering our costs associated with such services and do not include the assessment of any fees or other amounts beyond our estimated costs of performing such services.

If you have any questions with respect to the foregoing, please call the undersigned at (405) 242-4408.

Sincerely,

/s/ MICHAEL G. MOORE

Michael G. Moore

Enclosures

cc:	Ben Russ

General Counsel

Seth R. Molay, P.C.

Akin Gump Strauss Hauer & Feld LLP

Alex Frutos

Akin Gump Strauss Hauer & Feld LLP

EXHIBIT A

GULFPORT ENERGY CORPORATION

CALCULATION OF DEPLETION

December 2004

RESERVES AT 12/31/04
Gulfport (net proved BOE)	24,765,305
2004 Production BOE	630,802

Gulfport (net BOE, beginning of period)	25,396,107

FULL COST POOL:
Gulfport FCP, period end	$140,329,895
Less unevaluated property cost excluded from amortization	—
Future Development and Abandonment costs-12-31-04	124,360,000
Less Depletion, beginning of period	(76,158,116)

$188,531,779

COMPUTED DEPLETION RATE	$7.42

2004 PRODUCTION (BOE) – YTD
Gulfport (net)	630,802

COMPUTED DEPLETION	$4,682,856

Depreciation of other equipment	263,283

TOTAL DD&A Expense	$4,946,139

GULFPORT ENERGY CORPORATION

CALCULATION OF DEPLETION

December 2005

RESERVES AT 12/31/05
Gulfport (net proved BOE)	23,172,520
4th Quarter Production (BOE)	22,433

Gulfport (net BOE, beginning of period)	23,194,953

FULL COST POOL:
Gulfport FCP at period end	$173,135,018
Less unevaluated property cost excluded from amortization	(112,663)
Future Development and Abandonment costs-12-31-05	174,461,600
Less Depletion, beginning of period	(85,060,841)

	$262,423,114

COMPUTED DEPLETION RATE	$11.31

2005 4th qtr PRODUCTION (BOE)
Gulfport (net)	22,433	(A)

COMPUTED 4th Qtr DEPLETION	253,803

1st – 3rd Qtr 2005 Depletion	4,214,175

2005 Depletion	4,467,978

Depreciation of other equipment	320,477

TOTAL DD&A Expense	$4,788,455

(A) Our two major Gulf Coast fields were shut in in the fourth quarter 2005 due to Hurricane Rita. Production was significantly reduced in the fourth quarter.